UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-26176

(Check One) ☑ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2003

☐ Transition Report on From 10-K
☐ Transition Report on From 20-F
☐ Transition Report on From 11-K
☐ Transition Report on From 10-Q
☐ Transition Report on From N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the
filing checked above, identify the Item(s) to
which the notification relates:

PART I — REGISTRANT INFORMATION

ECHOSTAR COMMUNICATIONS CORPORATION

Full Name of Registrant

9601 S. Meridian Blvd.
Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112
City, State and Zip Code

PART II — RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☑ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

As a result of the events summarized below, EchoStar Communications Corporation (“EchoStar”) will be unable to file its Annual Report on Form 10-K for the period ended December 31, 2003 by the March 15, 2004 due date without unreasonable effort or expense. Accordingly, the Company is extending the filing of its Annual Report on Form 10-K pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, (“Rule 12b-25”).

In a Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2004, EchoStar announced that it might seek a 15-day extension of the filing deadline for its Annual Report on Form 10-K for the year ended Dec. 31, 2003. The SEC recently informed EchoStar it believes EchoStar over reserved approximately $30 million for the replacement of smart cards. Those cards, which provide security that only paying customers can receive programming delivered by EchoStar, become obsolete as a result of piracy. During prior years, ending in 2002, EchoStar accrued the estimated cost to replace those cards, which are included in satellite receivers that EchoStar sells and leases to consumers. The SEC did not object to the accruals to replace the smart cards in satellite receivers sold to and owned by consumers. However, the SEC believes that EchoStar should not have accrued a liability for the replacement of smart cards in satellite receivers owned by EchoStar and leased to consumers.

The SEC initially expressed the view that reversal of the accrual would require EchoStar to restate its results for 2001, which would have required a re-audit of those financial statements. On March 12, 2004, the SEC informed EchoStar it would not object if EchoStar were to restate its financial statements for 2002 to record a reversal of approximately $17 million originally accrued in 2001 and $4 million originally accrued in 2000, and to reverse the approximately $9 million originally accrued in 2002 for these smart cards. As a result, a restatement of results for 2001 is not required to be performed. EchoStar intends to restate its financial statements for 2002 to reduce Subscriber related expenses by approximately $30 million, improving previously reported pre-tax operating results by an equal amount. EchoStar currently expects to reduce its previously reported pre-tax loss for 2002 by approximately $30 million from approximately $809 million to approximately $779 million.

A restatement of the 2002 consolidated financial statements must be completed before KPMG can complete its audits and report on EchoStar’s consolidated financial statements for the years ended December 31, 2003 and 2002 and before EchoStar can file its Annual Report on Form 10-K for 2003. Under the circumstances the Company cannot complete the restatement by the March 15th filing deadline without unreasonable effort or expense.

Attached to this filing on Form 12b-25 as Exhibit 1 is a letter from KPMG LLP.

PART IV — OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

Michael R. McDonnell: (303) 723-1000
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

ECHOSTAR COMMUNICATIONS CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2004	By:	/s/ Michael R. McDonnell
Senior Vice President
and Chief Financial Officer

(Name of Registrant as Specified in Charter)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Exhibit 1

March 15, 2004

EchoStar Communications Corporation
9601 S. Meridian Blvd.
Englewood, Colorado 80112

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by EchoStar Communications Corporation (“EchoStar”) on or about March 15, 2004, which contains notification of EchoStar’s inability to file its Form 10-K by March 15, 2004. We have read EchoStar’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audits and report on EchoStar’s consolidated financial statements for the years ended December 31, 2003 and 2002, to be included in its Form 10-K.

Very truly yours,

KPMG LLP